UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33348

Kansas City Life Insurance Company.; The NASDAQ Stock Market LLC
(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)

3520 Broadway, Kansas City, Missouri 64111; (816) 753-7000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $1.25 par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[   ]           17 CFR 240.12d2-2(a)(1)

[   ]           17 CFR 240.12d2-2(a)(2)

[ ]	17 CFR 240.12d2-2(a)(3)

[ ]	17 CFR 240.12d2-2(a)(4)

[ ]	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

[X]
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Exchange Act of 1934, Kansas City Life Insurance Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 28, 2015                 By /s/ Craig Mason             Senior Vice President, General Counsel and Secretary
           Date                                        Name                                                        Title